Exhibit 99.1

36Kr Holdings Inc. Reports Second Quarter 2022 Unaudited Financial Results

BEIJING, August 24, 2022 / PRNEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Highlights

•	Number of followers[1] as of June 30, 2022 reached 25.1 million, an increase of 20.0% from 20.9 million as of June 30, 2021.

•	Total revenues increased by 13.4% to RMB81.7 million (US$12.2 million) in the second quarter of 2022, from RMB72.1 million in the same period of 2021.

•	Revenues from online advertising services increased by 11.8% to RMB57.8 million (US$8.6 million) in the second quarter of 2022, from RMB51.7 million in the same period of 2021.

•	Enterprise value-added services revenues were RMB14.3 million (US$2.1 million) in the second quarter of 2022, remaining stable compared with the same period of 2021.

•	Revenues from subscription services increased by 58.2% to RMB9.5 million (US$1.4 million) in the second quarter of 2022, from RMB6.0 million in the same period of 2021.

•	Gross profit increased by 23.0% to RMB50.9 million (US$7.6 million) in the second quarter of 2022, from RMB41.4 million in the same period of 2021. Gross profit margin further improved to 62.3% in the second quarter of 2022, from 57.4% in the same period of 2021.

•	Net income was RMB9.0 million (US$1.3 million) in the second quarter of 2022, compared to net loss of RMB34.3 million in the same period of 2021.

•	As of June 30, 2022, the Company had cash, cash equivalents and short-term investments of RMB194.3 million (US$29.0 million), compared to RMB171.1 million as of March 31, 2022 and RMB149.6 million as of June 30, 2021.

1 “Number of followers” refers to the aggregate number of followers across the official accounts we own and/or operate on various social media and online platforms, including but not limited to Weixin, Weibo, Zhihu, Toutiao, Xinhua Net, Douyin and Bilibili.

Selected Operating Data

	For the Three Months Ended June 30,
	2021	2022
Online advertising services
Number of online advertising services end customers	188	212
Average revenue per online advertising services end customer (RMB’000)[2]	275.2	272.8

Enterprise value-added services
Number of enterprise value-added services end customers	50	48
Average revenue per enterprise value-added services end customer (RMB’000)[3]	286.1	298.8

Subscription services
Number of individual subscribers	581	105
Average revenue per individual subscriber (RMB)[4]	1,420.0	119.2

Number of institutional investors	87	154
Average revenue per institutional investor (RMB’000)[5]	59.7	61.7

Mr. Dagang Feng, Co-chairman and CEO of 36Kr, commented, “In the second quarter of 2022, despite the challenges posed by the COVID-19 resurgence and macroeconomic headwinds, we delivered robust double-digit revenue growth while also achieving profitability for the third consecutive quarter. Bolstered by our ever-growing brand influence and record-setting performance in user engagement, our followers exceeded 25 million as of the end of the second quarter, representing an increase of 20% year-over-year. Moreover, our 36Kr Enterprise Service Review platform continued to see a strong uptick in operational metrics and its commercialization also gradually started to kick in. These stellar results speak to 36K’s relentless efforts to optimize our New Economy-focused content matrix, to diversify our products and service offerings, and to foster our ecosystem for entrepreneurs, investment communities as well as our user base. Moving forward, capitalizing on the immense and multiplying growth prospects brought by the era of digital transformation, we believe that we are well poised to create even more value in China’s New Economy sector and empower more industry participants to achieve greater success.”

Ms. Lin Wei, Chief Financial Officer of 36Kr, added, “Against the backdrop of pandemic and macroeconomic uncertainties, we achieved solid top-line growth in the second quarter, with a 13% year-over-year increase in total revenues, a strong testament to our businesses' resilience and vitality. Notably, our advertising revenues continued to soar, up 12% year-over-year to RMB58 million. In addition, through our multiple efforts to navigate the impact of stringent COVID-19 related prevention measures nationwide, we were able to maintain our enterprise value-added services revenues at stable level compared to a year ago, while our subscription services revenue recorded a remarkable growth of 58% year-over-year as we proactively executed certain services through online and virtual scenarios. Furthermore, as we continually optimized our cost structure and operation efficiency, we improved our gross profit margin to 62% in the second quarter and delivered yet another sequential quarter of profitability. Looking ahead, we will continue to hone our core capabilities and explore diversified growth avenues to drive monetization, while also strengthening our longstanding commitment to cultivating a compelling value proposition for more customers, users and investors.”

2 Equals revenues generated from online advertising services for a period divided by the number of online advertising services end customers in the same period.

3 Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services end customers in the same period.

4 Equals revenues generated from individual subscription services for a period divided by the number of individual subscribers in the same period.

5 Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investors in the same period

Second Quarter 2022 Financial Results

Total revenues increased by 13.4% to RMB81.7 million (US$12.2 million) in the second quarter of 2022, from RMB72.1 million in the same period of 2021.

•	Online advertising services revenues increased by 11.8% to RMB57.8 million (US$8.6 million) in the second quarter of 2022, from RMB51.7 million in the same period of 2021. The increase was primarily attributable to more innovative marketing solutions we provided to our customers as well as proactive sales strategies we adopted to navigate the challenging environment during the quarter.

•	Enterprise value-added services revenues were RMB14.3 million (US$2.1 million) in the second quarter of 2022, largely flat compared with the second quarter of 2021 as we were able to maintain a relative stable level of enterprise value-added services despite the resurgence of the pandemic during the second quarter.

•	Subscription services revenues were RMB9.5 million (US$1.4 million) in the second quarter of 2022, compared to RMB6.0 million in the same period of 2021. The increase was primarily attributable to our continuous efforts to offer high-quality subscription products to our subscribers.

Cost of revenues was RMB30.8 million (US$4.6 million) in the second quarter of 2022, compared to RMB30.7 million in the same period of 2021.

Gross profit increased by 23.0% to RMB50.9 million (US$7.6 million) in the second quarter of 2022, compared to RMB41.4 million in the same period of 2021. Gross profit margin was 62.3% in the second quarter of 2022, compared to 57.4% in the same period of 2021.

Operating expenses were RMB64.6 million (US$9.6 million) in the second quarter of 2022, compared to RMB75.3 million in the same period of 2021.

•	Sales and marketing expenses were RMB27.4 million (US$4.1 million) in the second quarter of 2022, compared to RMB33.4 million in the same period of 2021. The decrease was primarily attributable to the decrease in payroll-related expenses, share-based compensation expenses, marketing expenses and business travel related expenses.

•	General and administrative expenses were RMB23.8 million (US$3.6 million) in the second quarter of 2022, compared to RMB29.9 million in the same period of 2021. The decrease was primarily attributable to the decrease in allowance for credit losses and professional fees, partially offset by the increase in payroll-related expenses.

•	Research and development expenses were RMB13.4 million (US$2.0 million) in the second quarter of 2022, compared to RMB12.0 million in the same period of 2021. The increase was primarily attributable to the increase in payroll-related expenses, as we bolstered our research and development capabilities, especially for 36Kr Enterprise Review Platform.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses, as well as general and administrative expenses totaled RMB2.6 million (US$0.4 million) in the second quarter of 2022, compared to RMB3.3 million in the same period of 2021.

Other income was RMB22.7 million (US$3.4 million) in the second quarter of 2022, compared to other expenses of RMB0.4 million in the same period of 2021. The fluctuation was primarily attributable to investment income arising from fair value changes of long-term investments and more government grant received in the second quarter of 2022.

Income tax credit was RMB10.0 thousand (US$1.5 thousand) in the second quarter of 2022, compared to income tax expenses of RMB1.0 thousand in the same period of 2021.

Net income was RMB9.0 million (US$1.3 million) in the second quarter of 2022, compared to net loss of RMB34.3 million in the same period of 2021. Non-GAAP adjusted net income6 was RMB11.6 million (US$1.7 million) in the second quarter of 2022, compared to adjusted net loss of RMB31.0 million in the same period of 2021.

Net income attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB8.0 million (US$1.2 million) in the second quarter of 2022, compared to net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders of RMB34.1 million in the same period of 2021.

Basic and diluted net income per ADS were both RMB0.195 (US$0.029) in the second quarter of 2022, compared to basic and diluted net loss per ADS of RMB0.834 in the same period of 2021.

Certain Balance Sheet Items

As of June 30, 2022, the Company had cash, cash equivalents and short-term investments of RMB194.3 million (US$29.0 million), compared to RMB171.1 million as of March 31, 2022. The increase was mainly attributable to positive cash flow from operating activities.

6 Non-GAAP adjusted income/(loss) represents net income/(loss) excluding share-based compensation expenses

Conference Call

The Company's management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 24, 2022 (8:00 PM Beijing/Hong Kong Time on August 24, 2022):

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	36Kr Holdings Inc. Second Quarter 2022 Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10024560-4msl31.html

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.36kr.com.

A replay of the conference call will be available for one week from the date of the conference, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay PIN:	10024560

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China's New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China's New Economy.

For more information, please visit: http://ir.36kr.com.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess its operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitates investors' assessment of its operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

Adjusted net loss represents net loss excluding share-based compensation expenses.

Adjusted EBITDA represents adjusted net income/(loss) before interest income, interest expenses, income tax expense/(credit), depreciation of property and equipment and amortization of intangible assets.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB6.6981 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on of June 30, 2022.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 5825-4188

E-mail: ir@36kr.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	June 30,	June 30,
	2022	2022	2022
	RMB’000	RMB’000	US$’000
Assets
Current assets:
Cash and cash equivalents	128,387	135,512	20,231
Short-term investments	42,713	58,796	8,778
Accounts receivable, net	184,330	163,719	24,443
Receivables due from related parties	1,563	464	69
Prepayments and other current assets	41,927	40,331	6,022
Total current assets	398,920	398,822	59,543
Non-current assets:
Property and equipment, net	2,942	2,641	394
Intangible assets, net	778	1,057	158
Long-term investments	88,210	119,747	17,878
Operating lease right-of-use assets, net	11,199	7,843	1,171
Total non-current assets	103,129	131,288	19,601
Total assets	502,049	530,110	79,144

Liabilities
Current liabilities:
Accounts payable	43,114	46,664	6,967
Salary and welfare payables	32,961	42,892	6,404
Taxes payable	10,540	9,838	1,469
Deferred revenue	33,982	32,353	4,830
Amounts due to related parties	10	54	8
Accrued liabilities and other payables	17,156	18,449	2,754
Short-term bank loan	5,000	5,000	746
Operating lease liabilities	16,537	16,533	2,468
Total current liabilities	159,300	171,783	25,646
Non-current liabilities:
Operating lease liabilities	625	588	88
Other non-current liabilities	-	2,000	299
Total non-current liabilities	625	2,588	387
Total liabilities	159,925	174,371	26,033

Shareholders’ equity
Ordinary shares	694	695	104
Treasury stock	(13,598)	(12,967)	(1,936)
Additional paid-in capital	2,054,947	2,056,897	307,087
Accumulated deficit	(1,695,170)	(1,687,137)	(251,883)
Accumulated other comprehensive loss	(9,154)	(7,155)	(1,068)
Total 36Kr Holdings Inc.'s shareholders’ equity	337,719	350,333	52,304
Non-controlling interests	4,405	5,406	807
Total shareholders’ equity	342,124	355,739	53,111
Total liabilities and shareholders’ equity	502,049	530,110	79,144

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	Three Months Ended			Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	51,742	57,844	8,636	84,972	95,440	14,249
Enterprise value-added services	14,304	14,342	2,141	21,200	23,679	3,535
Subscription services	6,019	9,522	1,422	9,434	12,195	1,821
Total revenues	72,065	81,708	12,199	115,606	131,314	19,605
Cost of revenues	(30,683)	(30,792)	(4,597)	(50,848)	(54,681)	(8,164)
Gross profit	41,382	50,916	7,602	64,758	76,633	11,441
Operating expenses:
Sales and marketing expenses	(33,431)	(27,415)	(4,093)	(69,131)	(57,099)	(8,525)
General and administrative expenses	(29,914)	(23,818)	(3,556)	(50,073)	(13,814)	(2,062)
Research and development expenses	(11,969)	(13,353)	(1,994)	(20,943)	(27,122)	(4,049)
Total operating expenses	(75,314)	(64,586)	(9,643)	(140,147)	(98,035)	(14,636)
Loss from operations	(33,932)	(13,670)	(2,041)	(75,389)	(21,402)	(3,195)
Other income/(expenses):
Share of (loss)/income from equity method investments	(1,943)	1,040	155	(3,924)	354	53
Gain on disposal of a subsidiary	-	-	-	-	38,019	5,676
Long-term investment income	-	18,464	2,757	-	18,464	2,757
Short-term investment income	411	558	83	1,391	1,186	177
Government grant	389	1,644	245	2,175	2,435	364
Others, net	772	1,008	150	982	2,604	389
(Loss)/income before income tax	(34,303)	9,044	1,349	(74,765)	41,660	6,221
Income tax (expenses)/credit	(1)	(10)	(1)	5	(5)	(1)
Net (loss)/income	(34,304)	9,034	1,348	(74,760)	41,655	6,220
Net loss/(income) attributable to non-controlling interests	233	(1,001)	(149)	1,160	(640)	(96)
Net (loss)/income attributable to 36Kr Holdings Inc.’s ordinary shareholders	(34,071)	8,033	1,199	(73,600)	41,015	6,124

Net (loss)/income	(34,304)	9,034	1,348	(74,760)	41,655	6,220
Other comprehensive (loss)/income
Foreign currency translation adjustments	(884)	1,999	298	(546)	1,832	274
Total other comprehensive (loss)/income	(884)	1,999	298	(546)	1,832	274
Total comprehensive (loss)/income	(35,188)	11,033	1,646	(75,306)	43,487	6,494
Net loss/(income) attributable to non-controlling interests	233	(1,001)	(149)	1,160	(640)	(96)
Comprehensive (loss)/income attributable to 36Kr Holdings Inc.’s ordinary shareholders	(34,955)	10,032	1,497	(74,146)	42,847	6,398
Net (loss)/income per ordinary share (RMB)
Basic	(0.033)	0.008	0.001	(0.072)	0.040	0.006
Diluted	(0.033)	0.008	0.001	(0.072)	0.040	0.006
Net (loss)/income per ADS (RMB)
Basic	(0.834)	0.195	0.029	(1.794)	0.996	0.149
Diluted	(0.834)	0.195	0.029	(1.794)	0.996	0.149
Weighted average number of ordinary shares used in per share calculation
Basic	1,024,200,699	1,029,808,877	1,029,808,877	1,026,791,094	1,029,197,448	1,029,197,448
Diluted	1,024,200,699	1,029,808,877	1,029,808,877	1,026,791,094	1,029,197,448	1,029,197,448
Weighted average number of ADS used in per ADS calculation
Basic	40,968,028	41,192,355	41,192,355	41,071,644	41,167,898	41,167,898
Diluted	40,968,028	41,192,355	41,192,355	41,071,644	41,167,898	41,167,898

36Kr Holdings Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Net (loss)/income	(34,304)	9,034	1,348	(74,760)	41,655	6,220
Share-based compensation expenses	3,332	2,581	385	5,999	6,693	999
Non-GAAP adjusted net (loss)/income	(30,972)	11,615	1,733	(68,761)	48,348	7,219
Interest income, net	(236)	(108)	(16)	(341)	(241)	(36)
Income tax expenses/(credit)	1	10	1	(5)	5	1
Depreciation and amortization expenses	652	471	70	1,306	944	141
Non-GAAP adjusted EBITDA	(30,555)	11,988	1,788	(67,801)	49,056	7,325